

16021620

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22224

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2014 (MM/DD/YY) AND ENDING 09/30/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 East Main Street
(No. and Street)

Lexington (City) Kentucky (State) 40507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley
(Name – *if individual, state last, first, middle name*)

462 S 4th Street #2600 (Address) Louisville (City) Kentucky (State) 40202 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corporation, as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

TREASURER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Kentucky Securities Corporation and Subsidiary

Table of Contents
September 30, 2015 and 2014


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have audited the accompanying consolidated financial statements of First Kentucky Securities Corporation (a Kentucky Corporation) including its wholly owned subsidiary, First Credit Advisors, Inc. (collectively "the Company"), which comprise the consolidated statements of financial condition as of September 30, 2015 and 2014, and the related consolidated statements of income, stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of First Kentucky Securities Corporation and Subsidiary as of September 30, 2015 and 2014, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report of Independent Registered Public Accounting Firm (Continued)

The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audits of First Kentucky Securities Corporation and Subsidiary's consolidated financial statements. The supplemental information is the responsibility of First Kentucky Securities Corporation and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Louisville, Kentucky
November 27, 2015

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Financial Condition
September 30, 2015 and 2014

	2015	2014
Assets		
Current Assets		
Cash and cash equivalents	$ 80,269	$ 113,004
Accounts receivable	217,414	197,147
Securities held in inventory	431,290	241,711
Prepaid expenses and other	2,881	2,093
Income taxes receivable	15,151	-
Deferred tax assets	-	10,911
Deposit held with clearing house	100,000	100,000
Total Current Assets	847,005	664,866
Property and Equipment, net	37,739	16,663
Other Non-current Assets		
Intangible asset, net	95,200	119,000
Total Other Non-current Assets	132,939	135,663
Total Assets	$ 979,944	$ 800,529
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 288,358	$ 80,896
Accounts payable	21,329	13,389
Income taxes payable	4,474	6,044
Deferred revenue	-	27,778
Accrued liabilities	59,728	113,806
Total Current Liabilities	373,889	241,913
Other Non-current Liabilities		
Deferred tax liability, non-current	-	6,545
Total Liabilities	373,889	248,458
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 156 and 153 issued and outstanding, respectively	78,000	76,500
Additional paid-in capital	248,276	243,376
Retained earnings	279,779	232,195
Total Stockholders' Equity	606,055	552,071
Total Liabilities and Stockholders' Equity	$ 979,944	$ 800,529

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2015 and 2014

	2015	2014
Revenues		
Advisory fees	$ 129,900	$ 181,033
Commissions	3,141,898	2,811,399
Consulting fees	21,103	23,394
Designated sales	28,790	16,254
Fiscal agent fees, net	130,361	90,809
Handling fees	24,518	19,685
Interest	34,686	31,244
Unrealized gains and losses	-	785
Managed account fees, net	1,655,553	1,294,277
Miscellaneous	56,717	55,091
Rental	5,500	6,600
Trading account gains, net	118,439	83,321
Underwriting, net	56,828	67,224
Total Revenues	5,404,293	4,681,116
Expenses		
Advertising	26,862	17,975
Amortization	23,800	-
Bank charges	306	360
Employee benefits	155,161	129,803
Charge-offs	706	9,833
Clearing fees	210,180	156,001
Contract labor	121,811	145,984
Correspondent fees	6,731	7,194
Depreciation	7,391	1,317
Donations	21,145	10,895
Dues and subscriptions	25,954	29,889
Employee and customer relations	45,714	37,544
Equipment rental	6,341	-
Information systems	158,458	132,611
Insurance	9,608	9,404
Interest	8,274	6,661
Licenses and registrations	3,605	4,778
Managed account expense	49,309	38,630
Miscellaneous	13,548	15,472

Consolidated Statements of Income (Continued)
Years Ended September 30, 2015 and 2014

	2015	2014
Expenses (Continued)		
Office supplies	$ 38,929	$ 36,317
Penalties	4,000	25
Postage and shipping	10,107	15,016
Professional fees	38,586	19,305
Regulatory fees	63,444	43,641
Rent	191,191	154,435
Retirement	115,959	83,974
Salaries, commissions and related taxes	3,808,397	3,304,338
Taxes and licenses (occupational)	3,547	2,900
Telephone and internet access	27,576	30,794
Training	3,103	2,061
Transfer fees	-	51,000
Travel	17,294	17,634
Underwriting expenses	185	-
Utilities	18,023	22,659
Vehicle expense	-	6,553
Total Expenses	5,235,245	4,545,003
Net Income before Income Taxes	169,048	136,113
Income Tax Expense	44,964	43,786
Net Income	$ 124,084	$ 92,327

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2015 and 2014

	Common Stock		Additional Paid in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, September 30, 2013	133	$ 66,500	$ 134,376	$ 272,868	$ 473,744
Dividends Paid	-	-	-	(133,000)	(133,000)
Issuance of Common Stock	20	10,000	109,000	-	119,000
Net Income	-	-	-	92,327	92,327
Balances, September 30, 2014	153	76,500	243,376	232,195	552,071
Dividends Paid	-	-	-	(76,500)	(76,500)
Issuance of Common Stock	3	1,500	4,900	-	6,400
Net Income	-	-	-	124,084	124,084
Balances, September 30, 2015	156	$ 78,000	$ 248,276	$ 279,779	$ 606,055

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Years Ended September 30, 2015 and 2014

	2015	2014
Statement of Changes in Subordinate Liabilities		
Subordinated Liabilities at Beginning of Year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated Liabilities at End of Year	$ -	$ -

See accompanying notes.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2015 and 2014

	2015	2014
Cash Flows from Operating Activities		
Net Income	$ 124,084	$ 92,327
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Deferred taxes	4,366	19,654
Depreciation	7,391	1,317
Amortization	23,800	-
Changes in assets and liabilities:		
Accounts receivable	(20,267)	(30,382)
Income tax receivable	(15,151)	-
Securities held in inventory	(189,579)	92,802
Prepaid expenses and other	(788)	1,363
Accounts payable	7,940	(2,650)
Income taxes payable	(1,570)	(3,767)
Accrued liabilities	(54,078)	5,631
Deferred revenue	(27,778)	(33,333)
Net Cash (Used in) Provided by Operating Activities	(141,630)	142,962
Cash Flows from Investing Activities		
Purchase of property and equipment	(28,467)	(17,980)
Net Cash Used in Investing Activities	(28,467)	(17,980)
Cash Flows from Financing Activities		
Dividends paid	(76,500)	(133,000)
Issuance of common stock	6,400	-
Note payable proceeds	207,462	51,028
Net Cash Provided by (Used in) Financing Activities	137,362	(81,972)
Net (Decrease) Increase in Cash and Cash Equivalents	(32,735)	43,010
Cash and Cash Equivalents at Beginning of Year	113,004	69,994
Cash and Cash Equivalents at End of Year	$ 80,269	$ 113,004
Supplemental Disclosure:		
Cash paid during the year for interest	$ 8,274	$ 6,661
Fair value of common stock issuance	6,400	119,000

See accompanying notes.

Note A - Nature of Organization and Operations

First Kentucky Securities Corporation and Subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Frankfort, Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer and registered investment advisor under the Securities Exchange Act of 1934, and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds.

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in fiscal years 2015 and 2014, respectively.

The consolidated financial statements for the fiscal years ended September 30, 2015 and 2014 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC"), as produced by the Financial Accounting Standards Board ("FASB"), is the sole source of authoritative GAAP.

2. Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

4. Revenue Recognition and Accounts Receivable: The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

   The Company uses an independent broker-dealer to serve as their clearing house and customer account record keeper. This broker-dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to it from this broker/dealer for commissions and fees earned. As of September 30, 2015 and 2014, the Company had commission's receivable (recorded in accounts receivable) from the clearing house of approximately $212,000 and $192,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable becomes uncollectible, write-offs will be charged to operations when that determination is made.

Note B - Summary of Significant Accounting Policies (Continued)

5. Securities Held in Inventory: The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value in accordance with FASB ASC 820. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

6. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

7. Good Faith Deposit: Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

8. Property and Equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note E. Depreciation expense was $7,391 and $1,317 during fiscal years 2015 and 2014, respectively.

9. Intangible Asset: Intangible asset is comprised of an acquired company's book of business (customer related, see Note K). Amortization of intangible asset is computed using the straight-line method over the estimated useful life of five years. Amortization expense for fiscal years 2015 and 2014 was $23,800 and $0, respectively.

10. Deposit held with Clearing House: As part of the broker-dealer agreement described in Note B4, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

11. Deferred Revenue: During 2011, the Company entered into a three year contract extension with RBC Dain for Dain to be the Company's clearing house. In exchange for this extension, the Company received $100,000. The $100,000 received was be recognized as revenue over the life of the extension period which concluded during fiscal year 2015. Amounts amortized into income were $27,778 and $33,333 during fiscal years 2015 and 2014.

12. Net Capital Requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("the Rule"), the Company is required to maintain a minimum net capital of not less than $100,000. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2015 and 2014 are shown on page 18 of this report, as a component of supplementary information.

Note B - Summary of Significant Accounting Policies (Continued)

13. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

    The Company's policy for interest and penalties on material uncertain tax positions recognized in the consolidated financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that significantly impact the consolidated financial statements or related disclosures.

    Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to September 30, 2012.

14. Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $26,862 and $17,975 for the years ended September 30, 2015 and 2014, respectively.

15. Book Value Per Share: Total book value per share was approximately $3,885 and $3,608 as of September 30, 2015 and 2014, respectively.

16. Subsequent Events: Subsequent events of the Company have been considered through the date of the Independent Auditor's Report which represents the date the consolidated financial statements were available to be issued.

17. Reclassifications: Certain amounts in the 2014 consolidated financial statements have been reclassified to conform to the 2015 presentation.

Note C - Fair Value of Financial Instruments

The FASB's ASC contains guidance regarding the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.

Securities held in inventory are carried at fair value at September 30, 2015 and 2014. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the consolidated statements of income.

The Company follows the fair value provisions of the ASC. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Note C - Fair Value of Financial Instruments (Continued)

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds, corporate senior notes and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	September 30, 2015			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 80,269	$ -	$ -	$ 80,269
Securities held in inventory	-	431,290	-	431,290
Total Assets	$ 80,269	$ 431,290	$ -	$ 511,559

	September 30, 2014			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 113,004	$ -	$ -	$ 113,004
Securities held in inventory	-	241,711	-	241,711
Total Assets	$ 113,004	$ 241,711	$ -	$ 354,715

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of or during the years ended September 30, 2015 and 2014. Additionally, there were no transfers between levels 1 and 2 during the years ended September 30, 2015 and 2014.

Note D - Securities Held in Inventory

Securities inventory at September 30, 2015 and 2014 consist of the following:

	2015	2014
Kentucky city and county municipal securities	$ 231,812	$ -
Indiana city and county municipal securities	103,142	-
State agency tax-exempt fixed income securities	5,168	62,388
Taxable bonds	91,168	179,323
	$ 431,290	$ 241,711

Securities held in inventory are carried at fair value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of income as an unrealized gain or loss. There were $0 of unrealized gains at September 30, 2015. There were $785 of unrealized losses at September 30, 2014.

Note E - Property and Equipment

Property and equipment at September 30, 2015 and 2014 consist of the following:

	2015	2014
Office equipment	$ 42,270	$ 43,643
Furniture and fixtures	2,257	2,257
Leasehold improvements	29,853	1,385
	74,380	47,285
Less accumulated depreciation	36,641	30,622
	$ 37,739	$ 16,663

Note F - Note Payable

The Company enters into annual note agreements dated January 1, with their clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $452,000 as of September 30, 2015). The following were the total amounts outstanding on margin as of September 30:

	2015	2014
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.62% at September 30, 2015.	$ 288,358	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.59% at September 30, 2014.	-	80,896
Total	$ 288,358	$ 80,896

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory and cash on deposit. Interest expense for the years ended September 30, 2015 and 2014 totaled $8,274 and $6,661, respectively.

Note G - Income Taxes

The provision for income taxes at September 30, 2015 and 2014 consists of the following:

	2015	2014
Current Provision		
Federal	$ 33,351	$ 15,152
State and local	7,247	8,980
Total Current Provision	40,598	24,132
Deferred Expense	4,366	19,654
Total Expense	$ 44,964	$ 43,786

	2015	2014
Tax expense at expected statutory rates	$ 66,402	$ 58,579
Tax exempt interest	(13,578)	(12,240)
Nondeductible expenses	7,042	3,652
Other	(14,902)	(6,205)
	$ 44,964	$ 43,786

Note G - Income Taxes (Continued)

The Company's deferred tax assets as of September 30, 2014 consists of provisions for deferred revenue. There are no deferred tax assets as of September 30, 2015.

The Company's deferred tax liabilities as of September 30, 2014 consists of provisions for depreciation. There are no deferred tax liabilities as of September 30, 2015.

A valuation allowance is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. Management believes that no allowance is necessary under this criteria and accordingly no allowance was recorded.

Note H - Commitments and Contingencies

Operating Leases: During the current year, the Company had amended the lease agreement under the non-cancellable operating lease to extend the lease term of two office spaces to 2020. Under the amended lease the Company obtained other office space within the premise. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $191,191 and $154,435 for 2015 and 2014, respectively. Future minimum payments under these leases are as follows:

Years Ending September 30,	Amount
2016	$ 82,650
2017	83,694
2018	84,738
2019	85,782
2020	72,210
Thereafter	-
	$ 409,074

Note I - Risks and Concentrations

A significant portion of the Company's business is for customers in Kentucky. Accordingly, the occurrence of any adverse economic conditions, including the municipal bond markets, or an adverse regulatory climate in the state could have a material adverse effect on the Company's business.

The Company maintains its cash at various financial institutions. The balance at times may exceed federally insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the consolidated statements of income.

Note J - Retirement Plan

During 2015, the Company introduced a 401(k) plan for its employees meeting certain eligibility requirements. Previously, the Company offered a Simple IRA Plan. Employee contributions are through payroll deductions. Under the 401(k) plan, the Company matches employee contributions up to 4% of the employee's salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2015 and 2014 were $115,959 and $83,974, respectively.

Note K - Business Combination

Effective September 30, 2014, the Company merged with Kevin P. O'Connor, LLC ("the LLC") with the Company being the surviving entity of the merger. On the effective date of the merger, the Company retained all assets and liabilities of the LLC in exchange for 20 shares of common capital stock of the Company. The LLC did not possess any tangible assets or liabilities. The fair value of the shares issued in exchange for the book of business was determined by management using industry comparable transactions and discounted for minority interest factors. That fair value of this customer related intangible asset was determined to be $119,000 and has been recorded on the consolidated statement of financial condition. Per the terms of the agreement, the owner of the LLC cannot take the book that was acquired, in addition to any book of business developed while employed with the Company from the Company for five years without surrendering the shares of common capital stock of the Company. The primary purpose of this merger was to expand the Company's core business.

Supplementary Information

First Kentucky Securities Corporation and Subsidiary
Schedule I - Comparative Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
Years Ended September 30, 2015 and 2014

	2015	2014
Net Stockholders' Equity ("Net Capital")	$ 606,055	$ 552,071
Deductions and/or Charges		
Non Allowable assets		
Accounts receivable	5,350	5,350
Other receivables	15,151	-
Deferred assets	-	10,911
Intangible asset	95,200	119,000
Property and equipment, net	37,739	16,663
Total Deductions	153,440	151,924
Net Capital before Percentage Reductions	452,615	400,147
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(20,903)	(10,235)
Net Capital	$ 431,712	$ 389,912
Aggregate Indebtedness		
Accounts Payable, Accrued Liabilities, Taxes Payable Deferred Revenue and Deferred Tax Liability	$ 85,531	$ 167,562
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 331,712	$ 289,912
Ratio of Aggregate Indebtedness to Net Capital	.20 to 1	.43 to 1
Reconciliation with Company Calculation		
Net capital as reported in FOCUS report	$ 428,637	$ 384,127
Haircut calculation difference	3,076	1,995
Audit adjustments to account balances	(1)	3,790
Net Capital	$ 431,712	$ 389,912

The Company claimed an exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i) and (ii) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, or Schedule III- Information Related to Possession or Control Requirements Under SEC Rule 15c3-3.

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).


CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have reviewed management's statements, included in the accompanying First Kentucky Securities Corporation and Subsidiary Exemption Report, in which (1) First Kentucky Securities Corporation and Subsidiary ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Kentucky Securities Corporation and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Louisville, Kentucky
November 27, 2015

Mountjoy Chilton Medley LLP
P 502.749.1900 I F 502.749.1930
2600 Meidinger Tower I 462 South Fourth Street I Louisville, KY 40202
www.mcmcpa.com I 888.587.1719
An Independent Member of Baker Tilly International

Kentucky
Indiana
Ohio



First Kentucky Securities Corporation

4360 Brownsboro Road Suite 115 Louisville, Kentucky 40207
telephone (502) 893.7288 / (877) 890.7288 fax (502) 893.1626

First Kentucky Securities Corporation and Subsidiary
Exemption Report

First Kentucky Securities Corporation and Subsidiary
4360 Brownsboro Road, Suite 115
Louisville, Kentucky 40207

SEC File No.: 8-22224
CRD No.: 7524

Fiscal Year Ended September 30, 2015

First Kentucky Securities Corporation and Subsidiary (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii);
2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Frederick J. Kramer, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Frederick J Kramer

Title: Treasurer